300 North LaSalle
Chicago, Illinois 60654

H. Kurt von Moltke, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2295		(312) 862-2200
kvonmoltke@kirkland.com	www.kirkland.com

December 6, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Russell Mancuso
Joseph McCann

Re:                               KEMET Corporation
Amendment No. 2 to Registration Statement on Form S-3
(SEC File No. 333-170073), filed December 6, 2010

Gentlemen:

KEMET Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-3 (“the Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 3, 2010, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of Amendment No. 2 are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on November 16, 2010 (the “Registration Statement”).  Where applicable, we have referenced in the Company’s responses the appropriate page number of the prospectus set forth in the Amendment (the “Prospectus”).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Plan of Distribution, page 19

1.               Given your responses to our comments regarding the nature of your planned offering, we are unable to agree with your response to prior comment 2.  Please revise your filing to clarify your disclosure that there are not “any agreements, understandings or arrangements with any underwriters...” and to provide all required disclosure regarding the planned distribution.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

2.               Response:  In response to the Staff’s comment we have filed a prospectus supplement in the Amendment that describes a proposed offering and certain underwriting arrangements with respect to that offering that have been proposed between the Company and various underwriters.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2295.

Sincerely,

/s/ H. Kurt von Moltke, P.C.
H. Kurt von Moltke, P.C.

cc:           William M. Lowe, Jr.
                                KEMET Corporation